

Mail Stop 3233

July 8, 2016

Via E-mail
BX REIT Advisors, L.L.C.
Judy Turchin
345 Park Avenue
New York, NY 10154

      Re: **Blackstone Real Estate Income Trust, Inc.**
              Amendment No. 2 to
              Draft Registration Statement on Form S-11
              Submitted June 17, 2016
              Response dated May 20, 2016
              CIK No. 0001662972

Dear Ms. Turchin:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note your response to comment 2 that the company does not consider the stockholder servicing fees to be commissions for the sale of the company's shares because they relate to ongoing services. However, we continue to believe that the stockholder servicing fee is also part of the selling commission. Please revise your disclosure accordingly to clarify. Please also revise your footnotes to the Estimated Use of Proceeds table to describe these fees.

Prospectus Summary, page 1

2. We note your estimates of Annual Stockholder Servicing Fees on page 10. We are unclear as to how you arrived at the estimates of $72 for Class T and Class S shares. The stockholder servicing fee for each of those classes equals 0.75% per annum. Please revise your disclosure or provide us a supplemental explanation.

Estimated Use of Proceeds, page 80

3. We note your response to comment 3 and continue to believe that disclosure of estimated amounts for wholesaling activities should be included in the Estimated Use of Proceeds section. Industry Guide 5 provides that "Estimated amounts to be paid to the General Partner and its affiliates should be identified" in this section. If you do not believe it is appropriate to deduct these estimates from the table because the amounts will be paid by the Advisor without reimbursement from you, please consider revising a footnote to these tables accordingly.

Net Asset Value Calculation and Valuation Guidelines, page 127

4. Please tell us and revise to disclose how you will consider stockholder servicing fees for purposes of calculating NAV and, specifically, when they will be recognized in that calculation.

How to Subscribe, page 202

5. We note your disclosure on page 202 that subscriptions may be made on an ongoing basis, and to be accepted, a subscription request must be made with a completed and executed subscription agreement in good order and payment of the full purchase price of your common stock. It appears, however, that subscriptions may be submitted prior to the time that the transaction price will be available. Please tell us how investors will comply with these subscription procedures. Please also clarify the information regarding price that will be available to an investor at the time the investor is contractually committed to purchase.

6. We note your disclosure on page 202 that the transaction price may be revised after it first becomes available and on page 32 that NAV per share as of the date on which an investor makes a subscription request may be significantly different than the offering price the investor pays. Please explain to us how you intend to proceed (e.g., would you seek affirmative reconfirmation) if you materially amend the price after receiving subscriptions from potential investors based on the previously disclosed price.

Notes to Financial Statements

Note 4. Related Party Transactions, page F-6

7. We note from your disclosure that stockholder servicing fees will accrue monthly and be paid quarterly in arrears. Please tell us how your apparent accounting policy of accruing these fees on a monthly basis complies with GAAP. Refer to paragraph 36 of CON 6.

Draft Monthly NAV Supplement

8. We note your sensitivity analysis related to an increase in the discount rate. Please also consider including sensitivity analysis with respect to the exit capitalization rate.

You may contact Paul Cline, Staff Accountant, at (202) 551-3851 or Eric McPhee, Senior Accountant, at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director
Office of Real Estate and
Commodities

cc: Andrew R. Keller, Esq.
        Simpson Thacher & Bartlett LLP